UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Cbeyond, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

149847105
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON ACTIVE VALUE INVESTMENTS SPECIAL HOLDINGS FUND I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 514,550
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 514,550
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON ALARA CAPITAL AVI FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 514,550
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 514,550
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,175
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,175
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,175
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,175
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 535,725
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 535,725
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 149847105

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 535,725
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 535,725
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 149847105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of SHF I LP and AVI LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 514,550 Shares owned directly by SHF I LP is approximately $662,240, including brokerage commissions.  The aggregate purchase price of the 21,175 Shares owned directly by AVI LP is approximately $87,827, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are pleased with the Issuer’s announcement that it has entered into an Agreement and Plan of Merger with Birch Communications, Inc. (“Birch”), pursuant to which Birch will acquire the Issuer in an all-cash transaction (the “Merger”).  At the effective time of the Merger, each share of Common Stock of the Issuer issued and outstanding immediately prior to such time, will be converted into the right to receive between $9.97 and $10.00 depending on the number of shares of Common Stock outstanding at the effective time of the Merger.  The Reporting Persons commend management and the Board of Directors of the Issuer (the “Board”) for acting in the best interests of shareholders.  The Reporting Persons are also pleased to have worked constructively with management and the Board regarding opportunities to maximize shareholder value.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,765,658 Shares outstanding, as of March 11, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2014.

A.	SHF I LP

(a)	As of the close of business on April 22, 2014, SHF I LP beneficially owned 514,550 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 514,550
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 514,550
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SHF I LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 149847105

B.	AVI Fund

(a)	AVI Fund, as the general partner of SHF I LP, may be deemed to beneficially own the 514,550 Shares owned by SHF I LP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 514,550
2. Shared power to vote or direct vote0:
3. Sole power to dispose or direct the disposition: 514,550
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Fund has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of SHF I LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	AVI LP

(a)	As of the close of business on April 22, 2014, AVI LP beneficially owned 21,175 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 21,175
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,175
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	AVI Partners

(a)	AVI Partners, as the general partner of AVI LP, may be deemed to beneficially own the 21,175 Shares owned by AVI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 21,175
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,175
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Partners has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 149847105

E.           AVI Management

(a)	AVI Management, as the investment manager of each of SHF I LP and AVI LP, may be deemed to beneficially own the 535,725 Shares owned in the aggregate by SHF I LP and AVI LP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 535,725
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 535,725
4. Shared power to dispose or direct the disposition: 0

(c)
AVI Management has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of SHF I LP and AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Wallis

(a)	Mr. Wallis, as a managing member of AVI Management, may be deemed to beneficially own the 535,725 Shares owned in the aggregate by SHF I LP and AVI LP.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 535,725
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 535,725
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Wallis has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of SHF I LP and AVI LP since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of April 21, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 149847105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2014	ACTIVE VALUE INVESTMENTS SPECIAL HOLDINGS FUND I, LP

	By:	AVI Management, LLC, its investment manager

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Member

ALARA CAPITAL AVI FUND, LLC

By:	AVI Management, LLC, investment manager of its limited partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

/s/ Darren C. Wallis
DARREN C. WALLIS

CUSIP NO. 149847105

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

ACTIVE VALUE INVESTMENTS SPECIAL HOLDINGS FUND I, LP

(667,045)	9.8152	04/21/2014
(330,000)	9.8062	04/22/2014

AVI CAPITAL PARTNERS, LP

(21,000)	9.8152	04/21/2014